United Airlines 2016-2 EETC Investor Presentation September 13, 2016 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-203630-01 Dated September 13, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse toll-free at 1-800-221-1037, Morgan Stanley toll-free at 1-866-718-1649, or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

United Airlines 2016-2 EETC United Airlines, Inc. (“United” or “UAL”) intends to raise $919,593,000 aggregate face amount of Pass Through Certificates, Series 2016-2 (the “Certificates”) in two classes: Class AA of $636,512,000 Class A of $283,081,000 The proceeds from the offering will be used by United to finance 13 aircraft: One Boeing 737-824 aircraft scheduled to be delivered in December 2016 Three Boeing 737-924ER aircraft scheduled to be delivered in December 2016 Two Boeing 787-9 aircraft scheduled to be delivered in January and February 2017 Seven Boeing 777-322ER aircraft scheduled to be delivered between March and June 2017 No additional aircraft will be financed to upsize the Pass Through Certificates for the Class AA or Class A United will retain the option to issue additional subordinated classes of Certificates at any time Lead Bookrunners: Credit Suisse, Morgan Stanley and Goldman, Sachs & Co. Bookrunners: Citigroup, Deutsche Bank Securities, BofA Merrill Lynch, BNP Paribas and Credit Agricole Securities Depositary: Natixis, acting through its New York Branch Liquidity Facility Provider: Commonwealth Bank of Australia, New York Branch Credit Suisse toll-free at 1-800-221-1037

United Airlines 2016-2 EETC structural summary Notes 1 Calculated as of the first regular distribution date following the scheduled delivery of all the aircraft; assumed to be October 7, 2017 2 See “Loan to Aircraft Value Ratios” in the preliminary Prospectus Supplement

Key structural elements Classes offered: Two tranches of amortizing debt, both of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall: Interest on the Preferred Pool Balance on the Class A Certificates is paid ahead of Class AA Certificates’ principal (same as UAL 2016-1) Buy-Out Rights: Class A Certificateholders have the right to purchase all (but not less than all) of then outstanding Class AA Certificates at par plus accrued and unpaid interest upon certain events during a United bankruptcy Cross-Default: Yes, from day one Cross-Collateralization: Yes, from day one Collateral: Strategically core aircraft types to United’s fleet operations, scheduled to be delivered new in 2016 and 2017 Additional Certificates: United has the right to issue additional subordinate classes of Certificates, including Class B or Class C

Aircraft appraisals United has obtained base value desktop appraisals from three appraisers (AISI, BK and mba)(1) Aggregate aircraft appraised value of approximately $1,675 million(2) Appraisals available in the Preliminary Prospectus Supplement Appraisals indicate a minimum collateral cushion of 61.3% and 44.2% on the Class AA and A Certificates, respectively(3), which increases over time as the Class AA and Class A debt amortizes Notes 1 Aircraft Information Services, Inc. (“AISI”), BK Associates, Inc. (“BK”) and Morten Beyer & Agnew, Inc. (“mba”) 2 Appraised value is the lesser of the mean and median base value of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Appraised value as of August 2016 3 Minimum collateral cushion is calculated as of October 7, 2017, the Regular Distribution Date with the Highest LTV as referenced in “Loan to Aircraft Value Ratios” in the Preliminary Prospectus Supplement

Aircraft collateral summary Notes 1 Lesser of the mean and median of the base values of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Appraised value as of August 2016

Aircraft collateral – key observations The collateral pool benefits from diversification of four strategically core aircraft types 70% Boeing 777-322ER 17% Boeing 787-9 10% Boeing 737-924ER 3% Boeing 737-824 87% widebody / 13% narrowbody All aircraft scheduled to be delivered new to United between December 2016 and June 2017 Notes 1 Appraised value is the lesser of the mean and median base value of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Aggregate appraised value of approximately $1,675 million as of August 2016 United 2016-2 collateral mix Distribution of LMM appraised value(1)

Collateral overview

Boeing 737-800

- **Overview**: The Boeing 737-800 is the most liquid narrowbody to date, and is expected to remain the most liquid single-aisle aircraft well into the future, with more than 4,100 aircraft in service with 170 operators and another ~900 on order from 53 customers. It seats up to 166 passengers in United's standard two-class configuration (16 First / 150 Economy Plus and Economy)

- **Strengths**:
  - Popular among a good mix of mainline, charter, and low-cost carriers; broad regional distribution
  - A favorite with the lessor community
  - Most popular NG variant among airlines and lessors
  - Proven airframe with newer technology
  - Currently less than one percent of the delivered Boeing 737-800 aircraft are in storage; 23 aircraft are being publicly marketed as available for sale or lease

- **Importance to United**: United Airlines is one of the top five airline operators of the Boeing 737-800. As of December 31, 2015, United operated 130 Boeing 737-800 aircraft, representing 18% of its mainline fleet. The Boeing 737-800 operates out of every United hub to most major spokes and also accounts for a significant portion of hub-to-hub missions. In addition, the fleet type is used for missions to Central America, the Caribbean, and the northern rim of South America

Top 5 Boeing 737-800 Airline Operators
In service / on order

	Qty.
Ryanair	468
American Airlines	304
Southwest Airlines	160
China Southern Airlines	150
United Airlines	131
Total	**1,213**

Top 5 Boeing 737-800 Operating Lessors
In service / on order

	Qty.
GECAS	289
AerCap	275
SMBC Aviation Capital	172
BBAM	147
Air Lease	113
Total	**996**

Sources: Ascend Market Commentary Q3 2016; The Boeing Company as of July 2016; United Airlines, Inc.

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Collateral overview (cont’d) Boeing 737-900ER Overview: The Boeing 737-900ER is the largest variant of the world’s all-time best selling 737NG family of narrowbody commercial aircraft, with more than 390 aircraft in passenger service with 15 operators and a further 115 on order with six customers. It seats 179 passengers in United’s standard two-class configuration (20 First / 159 Economy Plus and Economy) Strengths: High concentration of fleet in USA; 61% of global fleet is flying with United, Delta and Alaska United Airlines is the largest customer of the type with 136 in service or on order Delta ordered 20 Boeing 737-900ERs in December 2015, on top of 100 orders placed in 2011 Extremely low availability and no aircraft in storage Importance to United: United Airlines is the largest customer of the Boeing 737-900ER. As of December 31, 2015, United operated 128 Boeing 737-900ER aircraft, representing 18% of its mainline fleet. The Boeing 737-900ER is viewed by United (and others) as a good replacement for the aging Boeing 757-200, as it covers 96% of current Boeing 757-200 routes at significantly lower trip cost Top 5 Boeing 737-900/900ER Airline Operators In service / on order Top 5 Boeing 737-900/900ER Operating Lessors In service / on order Sources: Ascend Market Commentary Q3 2016; The Boeing Company as of July 2016; United Airlines, Inc.

Collateral overview (cont'd)

Boeing 787-9

- <u>Overview</u>: The Boeing 787-9 is United's new generation long range small to midsize widebody aircraft. The Boeing 787-9 seats 252 passengers in United's standard two-class configuration (48 Business First / 204 Economy Plus and Economy)

- <u>Strengths</u>:
  - The Boeing 787 will likely become the benchmark product in the small to midsize widebody sector, and the Boeing 787-9 and Boeing 787-10 are expected to be the most popular variants
  - Approximately 577 orders from 37 customers have already been received for the Boeing 787-9 variant
  - Improvements to the aircraft include: carbon composite fuselage and wings, health monitoring systems that allow the aircraft to self-monitor and new fuel efficient engines
  - The aircraft is ~20 feet longer and has an MTOW of up to 57,000lb higher than the Boeing 787-8, which enables the Boeing 787-9 to hold 252 passengers (33 more seats than the Boeing 787-8) in a United Airlines standard two-class configuration
  - Currently one Boeing 787-9 aircraft is in storage and one aircraft is being publicly marketed as available for sale or lease

- <u>Importance to United</u>: United currently operates 18 Boeing 787-9 aircraft with at least two more being added to the fleet in 2017. The Boeing 787-9 has an additional 200 nautical miles range and a larger payload/passenger count than United's Boeing 787-8, thus the aircraft strategically fills the gap between the Boeing 787-8 and Boeing 777-200ER

Top 5 Boeing 787 Family Airline Operators
In service / on order

	Qty.
ANA-All Nippon Airways	83
Etihad Airways	71
United Airlines	51
Japan Airlines	45
American Airlines	43
Total	**293**

Top 5 Boeing 787 Family Operating Lessors
In service / on order

	Qty.
AerCap	78
Air Lease	46
CIT Aerospace	20
BBAM	16
GECAS	14
Total	**174**

Sources: Ascend Market Commentary Q3 2016; The Boeing Company as of July 2016; United Airlines, Inc.

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Collateral overview (cont'd)

Boeing 777-300ER

- **Overview**: The Boeing 777-300ER is the best selling widebody variant to date and core long-haul type worldwide, with 665 aircraft sold to date and approximately 135 still on backlog

- **Strengths**:
  - The Boeing 777-300ER has cargo capacity of 201.6 cubic meters, the highest of all current commercial widebodies
  - Newer generation Boeing 777-300ER leave the production line with improved fuel efficiencies over aircraft produced earlier in the production run
  - Chinese airlines are now adding Boeing 777-300ERs in large numbers to develop their transpacific networks
  - Recent widebody market weakness has been concentrated in specific types / variants (e.g. older Rolls-powered Boeing 777-200 aircraft); high quality, newer in-demand widebodies have shown resilience
  - Currently one Boeing 777-300ER is in temporary storage (purportedly expected to return to service in Q3 2016) and three aircraft are being publically marketed as available for sale or lease

- **Importance to United**: United is committed to renewing its long-range, high density widebody fleet with young and more fuel-efficient aircraft – 14 Boeing 777-300ERs will be added to the fleet by year-end 2017. The Boeing 777-300ER enhances strategic opportunities for United's long-haul fleet as it is right-sized for its needs, has longer range then the Boeing 747-400, features the airline's new United Polaris business class cabin and facilitates demand growth on Boeing 777-200ER routes

Top 5 Boeing 777-300ER Airline Operators
In service / on order

	Qty.
Emirates Airlines	152
Cathay Pacific	53
Air France	44
Turkish Airlines (THY)	35
Qatar Airways	34
Total	**318**

Top 5 Boeing 777-300ER Operating Lessors
In service / on order

	Qty.
GECAS	35
BBAM	28
Air Lease	27
AerCap	27
ICBC Leasing	20
Total	**137**

Sources: Ascend Market Commentary Q3 2016; The Boeing Company as of July 2016; United Airlines, Inc.

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The United Polaris business class cabin on the new Boeing 777-300ER aircraft All-aisle access without sacrificing the density of the aircraft The latest in passenger comfort and amenities United Polaris seat provides increased privacy and storage for passengers Similar cost to other all-aisle business seat solutions